Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

La Fayette Franchise, Inc.
211 Lincoln Road
Miami Beach, FL 33139
http://www.lesmoulinslafayetteusa.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: La Fayette Franchise, Inc.
Address: 211 Lincoln Road, Miami Beach, FL 33139
State of Incorporation: DE
Date Incorporated: May 26, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

<u>Time-Based Perks</u>

Friends and Family Early Birds

Invest within the 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based Perks</u>

$400+ | Baron / Baroness

Receive one macaron gift box.

$1,000+ | Count / Countess

Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+ | Marquis / Marchioness

Receive one bottle Marquis de La Fayette Champagne + one assortment chocolate ballotin + one macaron gift box.

$5,000+ | Duke / Duchess

Receive six bottles of Marquis de La Fayette Champagne.

$10,000+ | Prince / Princess

Receive 5% Bonus Shares + six bottles of Marquis de La Fayette Champagne.

We'll deduct 2 times your StartEngine investment from our franchise fees for your own location (qualified franchise applicants only).

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholder</u>

La Fayette Franchise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Our business development consists of franchising in the U.S.A. a canadian bakery concept. First, we sell our concept to franchisees who then handle the upfront investment to build bakeries.

From each franchisees, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (6% of gross revenue per year) and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotation, architect process and equipment process. We also train future franchisees on operating procedures, business management and customer service.

La fayette Franchise owns no restaurant ourselves, thereby mitigating the risk for ourselves and our investors.

Our concept heavily simplifies bakery operations thanks to an artisanal production facility which supplies franchisees with all the baked goods. Therefore, we offer to future franchisees an attractive and "easy to run" business.

Competitors and Industry

As a player in the bakery & coffee industry, we have different types of competitors: many small bakeries and a few big chains: Paul, Pret a Manager, Starbucks, Joe&the Juice, Panera bread.

Looking at the US hospitality industry, we believe there is a hole in the market when it comes to French bakeries. We have some distinct advantages that make the difference:

- High-quality products and French flavors recipes,

- Traditional know-how earned in the last 5 generations,

- A grab-and-go system offering a wide range of bakery goods: viennoiseries, bread, pastries, sandwiches, salads, quiches...but also coffees, fresh juices, and smoothies.

Current Stage and Roadmap

We, La Fayette Franchise, Inc., recently acquired the rights to use and sublicense the "Les Moulins La Fayette" bakery brand in the US. Pursuant to the license agreement, our right automatically renews every ten years provided that we meet certain conditions; sublicensing to a fixed number of US entities within a designated time period. We have contracted with a franchise advisor, Big Sky Franchise Team, which is an award-winning and nationally recognized company by receiving the "Best Franchise Consultancy in the USA" award.

We are currently preparing all the franchise contracts (franchise disclosure agreement, franchise agreement, franchise manual) with our franchise advisor and lawyer. The next step will consist of designing marketing tools (franchise brochure, video tutorials, website...). We believe that we'll be ready to launch our marketing campaign by the end of 2020 before signing our first franchise contracts next year. Currently, there is one Les Moulins La Fayette bakery in Florida, but it has no relationship with the company as it is independent owned and operated.

Our marketing will be digital through franchise platforms, social media, google-ads...but also traditional in attending tradeshows which is still a very effective way to meet and convince future franchisees.

Our strategy to fast track the growth of our franchise brand is to work with a fully out-sourced franchise sales department as Big Sky Franchise Team can provide it, over the next two years. Therefore, our marketing impact and our lead generation results will be optimized.

La Fayette Franchise is currently in the development stage and has not yet signed or opened any franchise locations. We have already secured the rights to the Les Moulins LaFayette Bakery for use in the US - along with this comes the supply chain, baked goods, and branding.

With pieces secured to put together a great bakery, we are in the process now of setting up all franchise contracts and documentation. We believe with this done we should be ready to fully market the franchise by the end of 2020. We plan to start signing contracts with franchisees next year and believe the first bakeries will open in the second semester of 2021.

The Team

Officers and Directors

Name: Nicolas Billaud

Nicolas Billaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: May 26, 2020 - Present
  Responsibilities: Development strategy, finance, and legal matters. Nicolas currently does not take any salary or stock compensation.

Other business experience in the past three years:

- **Employer:** Barnes Commercial Real Estate
  Title: Managing Partner
  Dates of Service: January 01, 2014 - December 31, 2019
  Responsibilities: Broker in commercial real estate

Other business experience in the past three years:

- **Employer:** Les Moulins La Fayette USA, LLC
  Title: Manager
  Dates of Service: August 14, 2015 - Present
  Responsibilities: Finance, Legal

Name: Vincent Poudras

Vincent Poudras's current primary role is with Les Moulins La Fayette USA, LLC. Vincent Poudras currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: May 26, 2020 - Present
  Responsibilities: Development strategy and business operations. Vincent currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Les Moulins La Fayette USA, LLC
  Title: Manager
  Dates of Service: August 14, 2015 - Present
  Responsibilities: Business operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, franchising the Les Moulins La Fayette bakery brand in the US. Our revenues are therefore dependent upon the market demand for such bakery goods.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent or similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
La Fayette Franchise LLC was formed on May 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. La Fayette Franchise LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that La Fayette Franchise is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on La Fayette Franchise, Inc. or in its computer

systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on La Fayette Franchise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicolas Billaud	500,000	Common Stock	50.0
Vincent Poudras	500,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Since its inception in May 2020, the goal of the company has been to establish the franchise. The 2020 expenses enabled the drafting of franchise contracts, the definition of store design, the development of digital and marketing tools before the launch of the franchise marketing. In this context, the 2020 result reflects the total amount of expenditure.

Historical results and cash flows:

The year 2020 was dedicated to the creation of the franchise. In 2021, the company should sign its first franchise contracts and collect its franchise fees. In 2022, the company should collect both franchise fees and royalty fees after the opening of the first bakeries, it is also expected to generate positive cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

During the first quarter of 2021, the company has raised $103,900 net. This already covers a large part of its development and operating expenses in 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds received from investors financed virtually all the expenses allocated to the creation of the franchise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The goal of the fundraising campaign was to finance the expenses for the creation of the franchise. This objective has now been achieved. The additional funds raised will be used to intensify the franchise marketing, and the signing of new franchise contracts should lead to the collection of revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum ($10K) is not a viable option for the company. In this case, the company will consider any other option to finance its development.

How long will you be able to operate the company if you raise your maximum funding goal?

Equity needs are low as we have outsourced the sales team which receives a share of the franchise fees and a nominal retainer fee. By assumption, the company could operate for several years if it raised the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The next signing of franchise contracts will generate revenues from franchise fees and royalty fees. This should lead to a positive cash flow with no call to additional equity or debt.

Indebtedness

- **Creditor:** Nicolas Billaud
  Amount Owed: $5,650.00
  Interest Rate: 0.0%
  During the period ending May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. The advances are unsecured, non-interest bearing, and due on demand.

Related Party Transactions

- **Name of Entity:** Nicolas Billaud
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the period ending May 31, 2020, the Company received advances totaling $13,650 from a member of the

Company. These advances pertained to organizational costs incurred on behalf of the Company.
Material Terms: The advances are unsecured, non-interest bearing and due on demand.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The $5M pre-money valuation is calculated based on an analysis of the company's 5-year cash flow at a 20% discount rate. Within the analysis, we chose a 10x multiplier of future revenue because franchise systems are typically valued at 8 to 10 times the EBITDA and we have received wide interest in the bakery brand ever since the first bakery shop was opened in Miami, Florida, to test the US market. (Note: this shop operates independently from our company and has no obligation to remit any franchise fees)

We worked with Big Sky Franchise Team and we use their strategic planning process to create our franchise 5-year business plan/model. To be very prudent, we based our growth of franchisees on the average level achieved by new franchisors in the US over the first five years in the franchise marketplace.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Franchise Advisor & Lawyer Fees*
  96.5%
  To cover Franchise Advisor and Lawyer Fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  50.0%
  Funds will be used to speed up the recruitment of new franchisees in

intensifying marketing campaigns and in structuring a larger sales team.

- *Advisors and lawyers fees*
  10.0%
  Fees to pay our franchise advisor and our lawyers

- *Salaries*
  20.0%
  Funds will be used for salaries

- *Operations*
  6.5%
  Operations of our expansion

- *Sales*
  10.0%
  Sales

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.lesmoulinslafayetteusa.com/ (lesmoulinslafayetteusa.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/la-fayette-franchise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR La Fayette Franchise, Inc.

[See attached]

LA FAYETTE FRANCHISE, INC

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 26, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
LA Fayette Franchise, Inc.
Middletown, Delaware

We have reviewed the accompanying financial statements of LA Fayette Franchise, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 26, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 16, 2021
Los Angeles, California

As of		31-Dec-20
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	9,636
Prepaids and other current assets		6,984
Total current assets		**16,620**
Total assets	**$**	**16,620**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities	$	10,560
Total current liabilities		**10,560**
Total liabilities		**10,560**
STOCKHOLDERS' EQUITY		
Common Stock		100
Equity Crowdfunding-Common Stock		21
Equity issuance costs		(22,750)
Aditional Paid in capital		125,564
Retained earnings/(Accumulated Deficit)		(96,875)
Total stockholders' equity		**6,060**
Total liabilities and stockholders' equity	**$**	**16,620**

See accompanying notes to financial statements.

La Fayette Franchise, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of Inception (May 26, 2020)	**31-Dec-20**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	74,858
Research and development	-
Sales and marketing	22,093
Total operating expenses	96,951
Operating income/(loss)	(96,951)
Interest expense	-
Interest income	-
Other Loss/(Income)	(76)
Income/(Loss) before provision for income taxes	(96,875)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (96,875)**

See accompanying notes to financial statements.

LA Fayette Franchise, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Equity Crowdfunding- Shares	Equity Crowdfunding- Amount	Equity Issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Inception - May 26, 2020	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Net income/(loss)	-	-	-	-	-	-	(96,875)	(96,875)
Capital raised on Crowdfunding	-	-	32,349	21	(22,750)	124,664	-	101,935
Issuance of shares	1,000,000	100	-	-	-	900	-	1,000
Balance—December 31, 2020	**1,000,000**	**$ 100**	**32,349**	**$ 21**	**$ (22,750)**	**$ 125,564**	**$ (96,875)**	**$ 6,060**

See accompanying notes to financial statements.

La Fayette Franchise, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (May 26, 2020)		31-Dec-20
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(96,875)
Changes in operating assets and liabilities:		
Prepaids and other current assets		(6,984)
Other current liabilities		10,560
Net cash provided/(used) by operating activities		**(93,299)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of shares		1,000
Capital raised on Crowdfunding		101,935
Net cash provided/(used) by financing activities		**102,935**
Change in cash		9,636
Cash—beginning of year		-
Cash—end of year	**$**	**9,636**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

La Fayette Franchise, Inc. was previously formed as La Fayette Franchise, LLC on May 26, 2020 in the state of Delaware. The company converted to a Delaware C Corporation, La Fayette Franchise, Inc. on June 24, 2020. The financial statements of La Fayette Franchise, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middletown, Delaware.

La Fayette Franchise, Inc. acquired in May 2020 the rights to Les Moulins La Fayette Trademark and aims to develop the brand by franchising Les Moulins La Fayette bakeries throughout the United States. La Fayette franchise sells the bakery concept to franchisees, who then handle the upfront investment to build bakeries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Income Taxes

LA Fayette Franchise, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the franchise fees and royalty fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $22,093, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2020
Prepaid Expenses and Other Current Assets consist of:		
Deposit Hold		6,984
Total Prepaids Expenses and Other Current Assets	**$**	**6,984**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2020
Other Current Liabilities consist of:		
Due to Member		5,650
Payroll Liability		4,910
Total Other Current Liabilities	**$**	**10,560**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,000,000 shares of common stock with $0.0001 par value. As of December 31, 2020, 1,000,000 shares of common stock have been issued to the founders. The Company issued 32,349 shares as part of crowdfunding raise. The Company raised $124,664, and paid $22,750 in equity issuance costs, bringing the net raise to $101,935. As of December 31, 2020, 1,032,349 shares of common stock have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,		2020
Net Operating Loss	$	(26,737)
Valuation Allowance		26,737
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, is as follows:

As of Year Ended December 31,		2020
Net Operating Loss	$	(20,344)
Valuation Allowance		20,344
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020.

The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $20,821, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,544. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

As of May 26, 2020 the Company received advances totaling $13,650 from its cofounder and CEO Nicolas Billaud. As of December 31, 2020 the company has repaid $8,000 to its member and outstanding balance is $5,650.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	472
2022		-
2023		-
2024		
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**472**

Rent expense was in the amount of $369 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 16, 2021 the date the financial statements were available to be issued.

The company has started a marketing campaign to sell its franchise concept in the country in the 1st quarter 2021.

Subsequent to December 31, 2020, the Company has continued raising funds via crowdfunding. The Company issued 16,589 shares and raised 103,900 net of issuance costs.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

La Fayette Franchise, Inc.

Bringing French bakeries to the USA



Website | Miami Beach, FL | FOOD & BEVERAGE | HOSPITALITY

$248,980 raised

404 Investors	$5M Valuation
$5.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	11 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

La Fayette Franchise, Inc. owns the concept of an artisan bakery that has streamlined the baking process and offers high-quality French flavors all day long. The bakery, Les Moulins La Fayette, is a 20-location bakery in Canada that has been able to grow tremendously with its high-quality bread, viennoiseries, and pastries. By securing the rights to this brand, business model, and experience, we plan to bring this bakery to the United States.

Overview | Team | Terms | Updates 17 | Comments | Follow

Reasons to Invest

- The concept for this franchise is based on Les Moulins La Fayette which was the 2019 #1 rated bakery in Quebec, Canada.
- The test location to validate the franchise model in the US had over $1M in sales in 2019.
- With the original founder of the Les Moulins La Fayette bakery on our advisory team, we believe this franchise has the expertise to flourish.

OVERVIEW:


LES MOULINS LA FAYETTE
LES MOULINS LA FAYETTE

QUALITY PRODUCTS. ARTISAN KNOW-HOW.

The image above is a photo of a Les Moulins La Fayette location in Valleyfield Canada - La Fayette Franchise, Inc. has no ownership or franchise relationship with this location.

Les Moulins La Fayette has over 20 locations across Canada and has recognized approximately $12M (CAD) in annual sales. The original Canadian bakery does not operate with a franchise model.

Looking at the US hospitality industry, we believe there is a hole in the market when it comes to true French bakeries. With a larger addressable market based on the US's much larger population, we believe the franchise model in the US will fast track the growth of the brand and we want to make the US version of this French bakery bigger and better.

The first US location was opened in Miami Beach, FL to test the concept of bringing this Canadian-loved brand to the US and it has generated over $1M in

Rewards

Get rewarded for investing more into La Fayette Franchise, Inc.:

$200+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$400+
Investment
Baron / Baroness
Receive one macaron gift box.

$1,000+
Investment
Count / Countess
Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+
Investment
Marquis / Marchioness
Receive one bottle Marquis de La Fayette Champagne + one assortment chocolate ballotin + one macaron gift box

$5,000+
Investment
Duke / Duchess
Receive six bottles of Marquis de La Fayette Champagne.

$10,000+
Investment
Prince / Princess
Receive 5% Bonus Shares + six bottles of Marquis de La Fayette Champagne.

sales in 2019. In its first year, this US test location largely surpassed all Canadian locations in terms of sales, becoming the #1 location in the entire network.





That is why we've recently acquired the rights to use and sublicense the Les Moulins La Fayette Bakery brand and we want to bring it to the US under our new company, La Fayette Franchise. We're raising on StartEngine so that the public can invest and help grow this brand across the United States. La Fayette Franchise owns no restaurants ourselves, thereby mitigating the risk associated with the actual operations of the restaurants for ourselves and our investors.

We've decided to focus on what we do best. We believe we have put together a package with everything it takes to open a wonderful French Bakery and are now prepared to sell this model to people in the U.S.

Disclaimer: The performance of existing Les Moulins La Fayette locations does not reflect on how our business is performing currently, or in the future, since we are the franchise management company.

OUR APPROACH

La Fayette Franchise provides the full model needed to open your very own French bakery



GUARANTEED QUALITY. GUARANTEED CONSISTENCY.

LES MOULINS LA FAYETTE

You deserve the best

Expertly crafted French delicacies without the trip to Paris.

There is nothing quite like a beautiful fluffy quiche, a perfectly airy macaron or a buttery croissant. We've seen American coffee shops try to create these wonderful pastries, but we believe none have been able to create them as well as the French intended. That is why we're bringing French bakeries with expertly crafted French recipes to the United States.

We saw the Les Moulins La Fayette brand grow tremendously in Canada and now are trying to do this ourselves, by franchising Les Moulins La Fayette locations throughout the United States.

La Fayette Franchise sells the brand, business model, and supply chain to eager restaurateurs looking to open up their very own bakery.

Bakery



Our passionate bakers are crafting delicious bread with a unique taste using traditional methods & artisan know-how.

Viennoiseries

They look good & taste good! Our viennoiseries are handmade with carefully chosen ingredients, such as first quality butter.





Pastries

Taste the unique gourmet creations of our artisans & the great classics of French patisserie.

Ready to Eat

We offer a wide variety of succulent prepared meals. An easy & practical solution for your busy nights or lunch breaks!



Chocolates



Our chocolatiers are using their expertise to create a variety of chocolates that will delight the young & young at heart.

THE MARKET

Bakery Cafes take in over $11B in revenue in the U.S.

In addition to the $11B Bakery Cafe Market in the US, the North American market for bakery products is still expected to grow at almost 5% despite the market's state of maturity.

There are also over 30K coffeeshops in the US, with some of the larger chains like Starbucks competing for some of the top positions in the quick-service industry at large.


Baker Cafe Market
$11 Billion
30K+ Coffee Shops
in the U.S.
Bakery Product Market
5% CAGR
2020
2025

OUR TRACTION

Sustained growth over more than two decades

Although La Fayette Franchise does not own any restaurants, we decided to test the brand by opening up a bakery under a different entity.

Our test bakery in Miami Beach recorded 16.9% growth in its sales from September 2019 to February 2020 compared to the year before, achieving over $1M in sales in 2019. We believe this proves the bakery can perform well in the US and hope that it will lead to more people wanting to franchising the restaurant.

After seeing this traction, we secured the rights to the Les Moulins La Fayette Bakery and have opened our own franchising business - to give people the pieces they need to open a bakery of their own.


LES MOULINS
LA FAYETTE

THE BUSINESS MODEL

Our business is run on a franchising model

We take in revenue from franchise fees and royalties.

First, we sell our concept to franchisees, who then handle the upfront investment to build bakeries (which costs around $375K).

From each franchise, we collect the original franchise fee ($30K), a training fee ($5K), a royalty fee (6% of gross revenue per year), and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotiation, architect process, and equipment process. We also train future franchisees on operating procedures, business management, and customer service.

Our first franchisees should be ready to open their very own bakeries in just under a year's time.


Franchising Fee
$30K
Training Fee
$5K
Royalty Fee
6%
gross
revenue


Marketing Fee
1%
gross
revenue

HOW WE ARE DIFFERENT

We believe our competitors cannot match our taste and freshness at the scale we can provide

Our model allows us to provide a classic, award-winning taste with a supercharged level of consistency and scalability.

Les Moulins La Fayette has a distinctive advantage against the competition thanks to its artisanal production facility which supplies franchisees with all the baked goods. This process heavily simplifies bakery operations for franchisees. Additionally, we have engaged La Colombe Coffee Roasters and Palais des Thés to supply our future franchisees with the highest quality coffee and tea around.

Our suppliers

PALAIS DES THÉS PARIS

La COLOMBE COFFEE ROASTERS

Our grab-and-go system allows customers to walk in and out while quickly accessing delicious baked goods, warm food, fresh juices, and coffee.

With 30% of sales from our Miami test location coming directly from coffee, juices, and smoothies, we believe we can position ourselves as a direct competitor to well-known coffee chains in the US. When we include the added value and draw of our pastries and baked goods, we think we can be even better.

Many of our smaller competitors do not have the systems to provide similar products at scale, while we believe our larger peers like Starbucks and Paul cannot offer close to the level of consistency or quality.



CONSISTENCY. QUALITY. INGENUITY.

THE VISION

Move into the US market

We plan to take what we learned with the test US location and franchise stores on the east coast, and then expand in Florida and Texas.

We know that the bakery can perform well in the US. Now we want to grow the network of bakeries, becoming a hotspot for the best french pastries in town.

By placing our bakeries in tourist hotbeds, city centers, and transportation hubs, we hope to build brand recognition that surpasses what has even been seen in Canada. Additionally, we want to grow this brand into a truly future-forward company - utilizing systems like the grab-and-go pickup to better suit the modern consumer.



BRINGING OUR DELCIOUS CREATIONS TO EVERYONE!









CURRENT STAGE

LaFayette Franchise is currently in the development stage and has not yet signed or opened any franchise locations. We have already secured the rights to the Les Moulins LaFayette Bakery for use in the US - along with this comes the supply chain, baked goods, and branding.

With pieces secured to put together a great bakery, we are in the process now of setting up all franchise contracts and documentation. We believe with this done we should be ready to fully market the franchise by the end of 2020. We plan to start signing contracts with franchisees next year and believe the first bakeries will open in the second semester of 2021.

OUR TEAM

Entrepreneurs and respected bakers on one team

Our Co-CEO Nicolas has spent years as a seasoned executive, with profitable investments in the retail and shopping mall industries, as well as commercial real estate.

Our Co-CEO Vincent has great experience in managing teams and operating bakery business.

Alongside him, we have a team of extraordinary advisors who have developed successful franchises like Blimpie and Massage Envy.

The original founder and baker extraordinaire of the Les Moulins Bakery, Johnny Jeulin, is a Board Advisor of our La Fayette Franchise company. We believe his expertise in creating the original bakery will assist us as we work to grow this brand in the US.

WHY INVEST

We believe we can recreate the success this bakery has seen in Canada

Although the success of this brand in Canada is no guarantee of success in the US, we believe that the power that the vast history of the brand will excite consumers in the US who are looking for the best bread, viennoiseries, and pastries around.

We hope to replicate that in a new high potential market and grow rapidly across the country, reaching similar penetration in many US cities as we have in Quebec.






Meet Our Team



Nicolas Billaud

Co-CEO

Nicolas has recognized experience as an investor and broker in Europe and the United States. He directed profitable investments in shopping centers and negotiated the acquisition and sale of commercial assets and businesses as well.

He was a board member of an investment firm listed on Paris stock exchange and was also on the board of the French Council of Shopping Centers.



Vincent Poudras

Co-CEO

Vincent started his career in a large French bank, as a portfolio manager for private clients. His entrepreneurial spirit then led him to the United States to open the bakery "Les Moulins La Fayette" in Miami Beach. He was able to demonstrate his leadership and success in managing teams and operations. He notably adapted the bakery's concept and its goods to the tastes of an American and international clientele.



Johnny Jeulin

Board Advisor

Johnny Jeulin is the founder of the concept and the brand "Les Moulins La Fayette". He currently manages and expands the 20 bakeries network in Canada.

He's a fifth-generation master baker, pastry chef, and chocolatier. He migrated from Normandy, France, to Canada in 1989. Since then, his know-how has been rewarded many times.



Tom DuFore

Franchise Advisor

Tom DuFore is the CEO of Big Sky Franchise Team, where he is responsible for the company strategy, vision, and growth. In his role, he also supports and consults with Big Sky Franchise Team's Clients on their expansion and franchise efforts.

Tom's depth and breadth of experience is expansive having personally consulted with and advised hundreds of businesses ranging from the start-ups to some of the largest companies in the world. Tom has also led Big Sky Franchise Team to be an award-winning and nationally recognized company by receiving the 'Best Franchise Consultancy in the USA' award, a 'Top 100 Small Business' in the United States award, and as being recognized as a '50 Most Innovative Companies to Watch' award.

Offering Summary

Company	La Fayette Franchise, Inc.
Corporate Address	211 Lincoln Road, Miami Beach, FL 33139
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$5,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks

$400+ | Baron / Baroness

Receive one macaron gift box.

$1,000+ | Count / Countess

Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+ | Marquis / Marchioness

Receive one bottle Marquis de La Fayette Champagne + one assortment chocolate ballotin + one macaron gift box.

$5,000+ | Duke / Duchess

Receive six bottles of Marquis de La Fayette Champagne.

$10,000+ | Prince / Princess

Receive 5% Bonus Shares + six bottles of Marquis de La Fayette Champagne.

We'll deduct 2 times your StartEngine investment from our franchise fees for your own location (qualified franchise applicants only).

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholder

La Fayette Franchise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

19 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Proudly ranked #1 bakery in Quebec!

19 days ago

For the second time in a row, **Les Moulins La Fayette is ranked #1** in Quebec by Léger (a distinguished market research and analytics company).

Les Moulins La Fayette scores 87.3 out of 100 for retailer performance based on 16 dimensions of customer experience.

We outranked #3 Starbucks and #8 Tim Hortons!

Our high-quality products and excellent customer service are rewarded!

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New franchise design + We're moving to the 2nd most popular mall in the US!

2 months ago



We're very excited to share with you the new design of our franchise network!

We aim to create a chic and elegant atmosphere inspired by the French hero, Le Marquis de La Fayette.

This image reflects the layout of the new bakery.

If you haven't already heard - we've also had the extremely exciting opportunity to move our bakery to the 2nd most popular Mall in the United States.

Located in Aventura Mall in Florida, it is an exceptional opportunity for our brand to be in a mall with more than 28 million visitors per year.

This bakery will also be the training center of our future franchisees.

If you have not already invested - we'd love for you to join us now!

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the La Fayette Franchise, Inc. offering. Here's an excerpt describing the specifics of the change:

La Fayette Franchise, Inc. extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the La Fayette Franchise, Inc. offering. Here's an excerpt describing the specifics of the change:

La Fayette Franchise, Inc. extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

New Website

4 months ago

Hello everyone,

We are pleased to share with you the launch of our website representing "Les Moulins La Fayette" in the USA.

As investors of La Fayette Franchise, Inc., we'd also love your feedback as we continue to build our brand. Feel free to comment below with any thoughts on the new website!

This website aims to promote the strength of our concept and our high quality goods. It is also a fantastic tool to recruit our future franchisees.

You can visit it at www.lesmoulinslafayetteusa.com

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Michael B. 3 INVESTMENTS 2 months ago
Hi! I'm currently evaluating the company in the context of placing a ~$10k investment. I apologize, but I'm about to ask you some angel investor type questions :)

I notice in the prospectus that the cap table is currently split 50/50 between the two co-CEOs, with no incentive set aside for the advisory board or options pool for the employees.

Given that the original La Fayette founder in particular will be instrumental to extending the brand, is there an incentive structure in place (beyond the joy of seeing a brand he created growing) to ensure he continues to advise? Will this or the near-term creation of an employee incentive involve dilution of the pool post-money?

Additionally, since both founders control exactly half of the company, is there a tiebreaking plan should they disagree on the direction?

Finally, why exclude the pilot location from the offering? The existing location has revenue that can be used to justify a higher valuation, while the NPV of a franchising company without existing franchises is primarily based on the team and IP.

Thanks,
Michael

Nicolas Billaud - La Fayette Franchise, Inc. 2 months ago
Hi Michael!

We are pleased with your interest in our concept and franchise company!

To answer your 1st question, we secured the rights to "Les Moulins La Fayette" brand in the USA in an agreement that gives the founder an incentive on the royalty fees. In this way, we ensure a long-term relationship with him. About our staff, we don't need an incentive stock plan as we have an outsourced franchise sales team.

2nd question: our mediation clause should enable us to find solutions in case of a deadlock between partners.

Regarding the last point, we wanted to exclude the operating risk from our business model and get franchise & royalty fees as the sole source of revenue. We thus optimize the return on investment by limiting our capital requirements. The advantage of this strategy is to present a clear 100% franchise profile.

We would be more than happy to answer further questions over a phone call. In this case, please leave your contact information on our contact form: www.lesmoulinslafayetteusa.com

Have a great day,
Best.

Jaye B. 4 INVESTMENTS INVESTED 2 months ago
I love the concept and have just invested. I will need to provide a different address than the one on my account for shipment of the reward. What is the best method to communicate that to you.

Nicolas Billaud - La Fayette Franchise, Inc. 2 months ago
Hello Jaye,
Thank you for investing! We appreciated.
According to Start Engine's rules, the rewards will be sent once the fundraising is closed. You can reach us via the contact form in our website: www.lesmoulinslafayetteusa.com
We will take into account your shipping address.
Have a great day!

Zevulsschr E. 3 INVESTMENTS INVESTED 2 months ago
Wesley chapel Florida is a must to build a Franchise French Bakery

> **Nicolas Billaud** - La Fayette Franchise, Inc. 2 months ago
> Hi,
> Thank you for sending us the information. We will consider it for potential franchisees in the area. Best!

Madeline M. 1 INVESTMENT INVESTED 2 months ago
I be Sure to bring some of the groups I belong to here . I like the North end they are doing a lot around Collier Blvd and Immokalee Rd . A New Founder center is going up now . Seed to Table is quite Popular also . I know the area Quite Well .

Madeline M. 1 INVESTMENT INVESTED 2 months ago
Naples Florida is growing . Could be a great fit for our French Bakery ❤

> **Nicolas Billaud** - La Fayette Franchise, Inc. 2 months ago
> Hi Madeleine,
> You're right, it is a great idea! Looking for a franchisee over there.
> Best.

Stephen C. SE OWNER 8 INVESTMENTS INVESTED 3 months ago
Hello. There is a copious amount of information contained within these pages, so forgive me if I have missed this, however, I do not see any information regarding the permanent closure of the facility located at 211 Lincoln RD, Miami Beach, FL, with a telephone 786.773.1400. When I telephone, I am told my call cannot be completed as dialed. Please confirm if the closure has occurred, or provide details of the current status of this facility please. Thank you for your time.

> **Nicolas Billaud** - La Fayette Franchise, Inc. 3 months ago
> Hi Stephen,
> We seized an opportunity that allowed us to relocate the Lincoln Road bakery to Aventura Mall, in the north of Miami. This is a great move since we have been approved by the second most visited mall in the country! (29 million visitors) and our future space is very well located.
> We are convinced that Aventura Mall is an exceptional opportunity for us, and the brand image, so we decided to move. The opening is scheduled in April/May 2021. We will also use this point of sale as a training center for our future franchisees.
> If you need further information, we can also discuss it over a phone call, please leave your contact information on our website: www.lesmoulinslafayetteusa.com
> Best.

Malcolm H. 1 INVESTMENT 3 months ago
Excellent products! I am thinking about flexibility of site selection. Can the bakery be predesigned into a modular structure that could be moved on to a site with electrical water and waste connections? I see a unit with one side being roll up doors an awning and round tables rolled out on nice days. Bakery might be a separate unit.

> **Nicolas Billaud** - La Fayette Franchise, Inc. 3 months ago
> Hi Malcolm,
> Thank you, I am glad that yo like our concept and goods! Actually, we have no version of a moveable concept. Nevertheless, it would be possible to have a kiosk as a satellite of a main point of sale, like in a mall, for example. Best.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Located in Mirabel, Quebec, the 40,000 square foot facility supports a growing network of bakeries. Each one benefits from the established brand reputation as well as a high-capacity production centre. Sophisticated french pastries and original creations are prepared here and distributed to each retail location where they are baked fresh daily. Every recipe starts with high-quality, natural ingredients and all goods are made by hand with care. A team of artisan bakers follows traditional methods when crafting each individual croissant, loaf of bread and gourmet dessert. They take pride in their attention to detail to ensure exceptional standards and consistency is maintained when producing at a high capacity. Les Moulins La Fayette has been a benchmark for quality and service from the day its first location opened in Saint-Saveur, Quebec. We’re passionate about sharing the expertise and indulgent foods as Les Moulins La Fayette’s network grows throughout North America.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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